UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Explanatory Note

As previously disclosed, on October 16, 2025, Cheer Holding, Inc.. (the “Company”) received a notice from The NASDAQ Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rule 5550(a)(2)(the “Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days, or until April 14, 2026, to regain compliance with the Rule.

On November 19, 2025, Nasdaq issued a letter notifying the Company that as of November 18, 2025, it has determined that the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days (the “Letter”). Accordingly, the Company is subject to the provisions contemplated under Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”). As a result, the staff of Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”) unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”) by November 26, 2025, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company intends to timely request a hearing by November 26, 2025. There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to meet the continued listing requirements during any compliance period that may be granted by the Panel.

The foregoing information on this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Press Release

On November 21, 2025, the Company issued a press release announcing the receipt of the Letter subject to hearing request. The press release is furnished as Exhibit 99.1 to this report on Form 6-K. The full text of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information reported under “Press Release” in this Report on Form 6-K, including Exhibit 99.1, is being “furnished” and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Exhibit Index

Exhibit No.	Description
99.1*	Press Release dated November 21, 2025

*	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Dated: November 21, 2025

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